[redacted]

14040105

"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Washington DC

| SEC FILE NUMBER |
|---|
| 8- 48385 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

| CAZENOVIA | NEW YORK | 13035 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH BALDWIN — 315 655-2964
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TESTONE, MARSHALL & DISCENZA, LLP
(Name – *if individual, state last, first, middle name*)

| 432 NORTH FRANKLIN STREET | SYRACUSE | NEW YORK | 13204 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, LEIGH BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS E. RILEY
Notary Public, State of New York
No. 4727569
Qualified in Onondaga County
Commission Expires April 30, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TESTONE, MARSHALL & DISCENZA, LLP

# FINANCIAL REPORT

# LEIGH BALDWIN & CO., LLC

# DECEMBER 31, 2013

**LEIGH BALDWIN & CO., LLC**

TABLE OF CONTENTS

Testone, Marshall & Discenza, LLP

The Foundry
432 North Franklin Street
Syracuse, NY 13204

315 476.4004
315 475.1513 Facsimile
www.tmdcpas.com

TESTONE
MARSHALL
DISCENZA
CPAS

HELPING OUR CLIENTS' VISIONS ADD UP

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Leigh Baldwin & Co., LLC
Cazenovia, New York

***Report on the Financial Statements***

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Leigh Baldwin & Co., Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Testone, Marshall & Discenza, LLP

February 20, 2014
Syracuse, New York

**LEIGH BALDWIN & CO., LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 182,567 |
| Deposits with clearing organizations | 105,000 |
| Receivables from broker-dealers and clearing organizations | 511,461 |
| Securities owned: | |
| Marketable, at market value | 242,062 |
| Other current assets | 41,578 |
| TOTAL | $ 1,082,668 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable, accrued expenses and other liabilities | $ 591,581 |
| Total liabilities | 591,581 |
| MEMBERS' EQUITY | 491,087 |
| TOTAL | $ 1,082,668 |

The accompanying notes are an integral part of these financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Leigh Baldwin & Co., LLC (the "Company") is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, and the District of Columbia.

### Income Taxes

Leigh Baldwin & Co., LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members individually. Therefore, no provision for federal income tax has been made by the Company. However, the Company does pay various state filing fees.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

### Basis of Presentation

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

### Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

(Continued)

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

**Receivables from Broker-Dealers and Clearing Organizations**

The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

**Use of Estimates**

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

**Evaluation of Subsequent Events**

The Company evaluated subsequent events through February 20, 2014, the date the financial statement was available to be issued. There were no material subsequent events that required additional disclosure in the financial statement.

## 2. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include a broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains cash accounts in financial institutions which periodically exceed federally insured limits. At December 31, 2013, balances did not exceed insured limits.

## 3. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. A deposit is required by the Company's clearing broker to secure amounts receivable from the Company. The account bears interest at current market rates.

(Continued)

## 4. PROPERTY

Property is recorded at cost and depreciated over its estimated useful life, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged against income as incurred. There was no depreciation expense for the year ended December 31, 2013 as property with a cost of $49,329 was fully depreciated.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2013, the Company had net capital of $400,733, which was $300,733 in excess of its required net capital of $100,000 for 2013. The Company's net capital ratio was 1.48 to 1 at December 31, 2013.

## 6. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

*Level 1*: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

*Level 2*: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3*: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)

## 6. FAIR VALUE MEASUREMENTS (CONT'D)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as of December 31, 2013.

- *Equities*: valued at quoted prices for identical assets in active markets.

Fair Value Measurements as of December 31, 2013

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned - Equities | $ 242,062 | $ - | $ - | $ 242,062 |
| Total Assets Measured at Fair Value on a Recurring Basis | $ 242,062 | $ - | $ - | $ 242,062 |

Investments held as of December 31, 2013, consisted of the following:

| | Fair Value | Cost | Unrealized Gain (Loss) |
|---|---|---|---|
| Securities owned - Equities | $ 242,062 | $ 287,307 | $ (45,245) |

## 7. OPERATING LEASES AND OTHER COMMITMENTS

The Company has two leases for office space with a related party. One lease is a verbal agreement, on a month-to- month basis, with terms of $2,000 per month plus 30% of heat and electricity charges. The second lease is a two-year lease and provided for a monthly rent of $1,800 through July 2013. At December 31, 2013, the lease is a verbal agreement, on a month-to-month basis with terms of $1,800 per month. Rent expense including utilities paid to a related party was $50,711 for the year ended December 31, 2013.

The Company entered into a lease for office space expiring February 2015 including monthly rent at $2,114 (commencing in March 2012 with annual increases starting March 2013 of three percent above that in effect for the prior year) plus electric charges.

(Continued)

## 7. OPERATING LEASES AND OTHER COMMITMENTS (CONT'D)

Future minimum lease payments under the operating leases are as follows December 31, 2013:

| YEAR ENDING DECEMBER 31, | AMOUNT |
|---|---|
| 2014 | $ 26,784 |
| 2015 | 4,553 |
| Total | $ 31,337 |

Total net rent expense (including payments to a related party) for the year ended December 31, 2013 was $62,473, which is net of reimbursement of rent expense by independent representatives in the amount of $12,200.

The Company has two software licenses. The first license was entered into in April 2010 for a period of two years. The monthly base fee is $1,500 plus an additional $10 per active rep user. The monthly fee is based on the active rep user count at the end of the prior month. This agreement automatically renews for successive two-year terms. The second license was entered into in September 2010 (effective January 2011). The estimated monthly fees are $1,800 for the two-year term. The monthly fees are based upon the number of users. The agreement automatically renews for one additional year. The Company is reimbursed by the independent representatives for the related rep user fees.

Future minimum license payments under the agreements are as follows at December 31, 2013:

| YEAR ENDING DECEMBER 31, | AMOUNT |
|---|---|
| 2014 | $ 34,200 |
| 2015 | 6,000 |
| Total | $ 40,200 |

(Concluded)